Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-141953

UCN, INC.

935,000 Shares of Common Stock

The prospectus relates to the offer and sale, from time to time, of up to 935,000 shares of the common stock of UCN, Inc., by the selling security holders listed on page 4 of this prospectus or their transferees.

We originally registered shares of our common stock for sale by selling security holders under a registration statement on Form S-1 filed with the Securities and Exchange Commission, File No. 333-135255, which was first declared effective in July 2006. This registration included 330,000 shares issuable at a price of $2.75 per share upon exercise of a warrant issued to our primary secured lender in May 2006. In February 2007, UCN issued to the same lender a warrant to purchase 55,000 shares of common stock at an exercise price of $2.90 per share that expires May 23, 2011. The common shares underlying this warrant were registered for resale through a registration statement on Form S-1 filed with the Securities and Exchange Commission, File No. 333-141953, which was first declared effective in April 2007. None of the warrants have been exercised. UCN will receive the proceeds from exercise of the warrants, if exercised. UCN will not receive any proceeds or benefit from resale of the shares by the selling security holder.

We originally registered shares of our common stock for sale by selling security holders under a registration statement on Form S-1 filed with the Securities and Exchange Commission, File No. 333-130748, that was first declared effective in January 2006. This registration included 550,000 shares issuable at a price of $2.00 per share upon exercise of warrants issued in private placements closed at the end of 2005. None of the warrants have been exercised. UCN will receive the proceeds from exercise of the warrants, if exercised. UCN will not receive any proceeds or benefit from resale of the shares by the selling security holders.

Our common stock is listed on the NASDAQ Capital Market under the symbol “UCNN.” On May 14, 2008, the last reported sale price of our common stock was $2.70 per share.

Our principal executive offices are located at 7730 South Union Park Avenue, Suite 500, Midvale, UT 84047.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 28, 2008.

THE COMPANY

UCN, Inc. (“we”, “us”, our”, “UCN” or the “Company”) offers a wide range of hosted contact handling and performance management software services, in addition to a variety of connectivity options for carrying an inbound call into its inContact™ suite of services or linking agents to inContact, including dedicated T1s, IP connectivity, toll free and local inbound numbers. We sell telecom services unbundled from our inContact service offering including: dedicated, switched, toll free, and data lines at competitive prices with superior service levels.

We are in the process of transitioning our business from being a telecom services provider to being a Software as a Service (“SaaS”) provider. Our SaaS offering to users consists primarily of on-demand, hosted, contact handling software we market as our inContact suite and business telecommunication services, which are delivered over our national Voice over Internet Protocol (“VoIP”) network or other connectivity options. The inContact application suite includes an integrated package of advanced contact handling, reporting and administration applications as well as performance monitoring and management tools.

We offer our users a set of traditional connectivity products, which include the dedicated voice T1 product, the Intelligent-T™, VoIP connectivity services and our switched 1+ services. In addition to long distance, toll-free, and other traditional telephone service, these connectivity options enable our users to connect to our VoIP Network and the complete set of inContact services we have available. Our users publish toll free and local inbound numbers to their customers enabling inbound callers to be handled directly or through the inContact applications embedded in the VoIP Network. Our distribution channels pursue multiple marketing avenues, including using independent agents, value-added resellers and direct and inside sales forces.

Our principal business office is located at 7730 So. Union Park Avenue, Suite 500, Midvale, UT 84047, and our telephone number is (801) 320-3200. Our website address is www.ucn.net. Information contained in our website or any other website does not constitute part of this prospectus.

RISK FACTORS

Before deciding to invest in our securities, you should consider carefully the discussion of risks and uncertainties set forth under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 incorporated by reference herein. For more information, see “Where You Can Find More Information.” The risks and uncertainties we discuss in the documents incorporated by reference in this prospectus are those that we believe may affect our company at the time such statements are made. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially and adversely affect our business, financial condition and results of operations.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and information incorporated by reference into this prospectus contain forward-looking statements that involve substantial risks and uncertainties. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. Further, when we use the words “may,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “internal,” and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Risks, uncertainties and other factors that might cause such differences include the risks identified in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K and in other reports we file with the SEC or in other documents that we publicly disseminate from time to time. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. We have no obligation or intent to update publicly any forward-looking statements whether in response to new information, future events or otherwise, except as required by applicable law.

USE OF PROCEEDS

We will receive funds if any of the warrants listed under “Selling Security Holders,” below, are exercised with cash. If all warrants are exercised with cash, total proceeds to UCN would be $2,167,000. We intend to use any funds received on exercise of the warrants for general corporate purposes. UCN will not receive any of the proceeds from the sale of the shares offered by the Selling Security Holders.

SELLING SECURITY HOLDERS

The following table sets forth as of May 9, 2008, the name of each of the selling security holders, the number of shares of common stock that each selling security holder owns beneficially, the number of shares of common stock issuable under warrants owned by each selling security holder that may be offered for sale from time to time by this prospectus, and the percent of our outstanding common stock each selling security holder will continue to hold assuming the sale of all the common stock offered.

Some of the selling security holders may distribute their warrants or shares, from time to time, to their limited and/or general partners and members, who may sell shares pursuant to this prospectus. Each selling security holder may also transfer warrants or shares owned by him by gift, and upon any such transfer the donee would have the same right of sale as the selling security holder. Except as described in the notes to the table, none of the selling security holders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

Selling Security Holder	Number Of Shares Owned (1)	Number Of Shares Offered (2)	Percentage Owned After
ComVest Capital, LLC (3)	385,000	385,000	0.0%
Roaring Fork Capital SBIC, LP (4)	1,250,000	250,000	3.1%
Diker Micro Value QP Fund, LP (5)	1,356,184	21,502	4.1%
Diker Micro and Small Cap Fund, LP (5)	560,676	10,230	1.7%
Diker Micro Value Fund, LP (5)	1,167,428	25,802	3.5%
Diker M&S Cap Master, Ltd. (5)	488,812	4,966	1.5%
Select Contrarian Value Partners, LP(6)	2,127,962	222,000	5.8%
Paul F. Koeppe (7)	242,000	7,500	0.8%
James P. Koeppe (7)	8,000	1,250	0.0%
Samuel H. Koeppe (7)	6,250	1,250	0.0%
J&V Schimmelpfennig Family Trust (8)	5,750	3,250	0.0%
Jeffrey M. Ng (9)	2,500	1,250	0.0%
Brian Sognefest(9)	47,000	1,000	0.1%

(1)

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 31,027,593 shares of common stock outstanding as of May 9, 2008.

(2)	The number of shares offered by ComVest Capital consists of up to 330,000 shares issuable upon exercise of a warrant at a price of $2.75 per share that expires May 23, 2011, and up to 55,000 shares issuable upon exercise of a warrant at an exercise price of $2.90 per share that expires May 23, 2011. The number of shares offered by all other persons listed in the table consists solely of shares issuable on exercise of warrants they hold at an exercise price of $2.00 that expire in November and December 2010.

(3)	The managing member of ComVest Capital, LLC is ComVest Capital Management LLC, a Delaware limited liability company. The managing member of ComVest Capital Management is ComVest Group Holdings, LLC, a Delaware limited liability company. Michael S. Falk is the Chairman and principal member of ComVest Group Holdings. As a result of these relationships, ComVest Capital, ComVest Capital Management, ComVest Group Holdings, and Mr. Falk may be deemed to have a beneficial interest in shares acquired by ComVest Capital under the convertible term note and warrants.

(4)	Roaring Fork Capital Management, LLC is the general partner of Roaring Fork Capital SBIC. Eugene C. McColley is the manager of Roaring Fork Capital Management. As a result of these relationships, Roaring Fork Capital Management and Mr. McColley may be deemed to hold an indirect beneficial interest in the shares held by Roaring Fork Capital SBIC.

(5)	Diker Management, LLC is the general partner or manager of these funds. Mark Diker is the managing member of Diker Management. As a result of these relationships, Diker Management and Mr. Diker may be deemed to hold an indirect beneficial interest in the shares held by these funds.

(6)	Kaizen Management, LP, is the general partner of Select Contrarian Value Partners. David W. Berry is the sole owner of Kaizen Capital, L.C., which is the general partner of Kaizen Management, LP. As a result of these relationships, Kaizen Management, LP and Mr. Berry may be deemed to hold an indirect beneficial interest in the shares held by Select Contrarian Value Partners. Kaizen Fundamental Value Fund is the beneficial owner of 64,128 shares of UCN common stock and is managed by the same person that manages Select Contrarian Value Partners, so these shares may be deemed to be held by an affiliate of Select Contrarian Value Partners and are included in the figure presented in the table.

(7)	Paul F. Koeppe is a director of UCN and purchased from UCN on December 22, 2005, 40,000 common shares and 10,000 common stock purchase warrants on the same terms as all other investors who purchased common stock and warrants from UCN on that date. Following his purchase, Mr. Koeppe made a gift of 5,000 common shares and 1,250 common stock warrants to each of his sons, James P. Koeppe and Samuel H Koeppe. Paul F. Koeppe disclaims any direct or indirect beneficial interest in any of the shares or warrants held by his sons. The figure for number of shares owned by Paul F. Koeppe includes 149,500 shares of common stock and options to purchase an additional 85,000 shares that he owns in addition to the 7,500 shares underlying the warrants he acquired in December 2005 and retained.

(8)	The trustees of the J&V Schimmelpfennig Family Trust are Joe Schimmelpfennig and Vanessa Schimmelpfennig, and these persons have a direct beneficial interest in the shares held by the trust. Joe Schimmelpfennig is a registered representative with Roth Capital Partners, LLC, a member firm of the National Association of Securities Dealers, Inc.

(9)	These persons are registered representatives with Roth Capital Partners, LLC.

PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Commission;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 adopted under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved, but in any event the maximum commission or discount that may be paid or received by any broker-dealer for sale or placement of the common stock for the selling security holders cannot exceed eight percent.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

Upon UCN being notified in writing by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon UCN being notified in writing by a selling security holder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling security holder and/or the purchasers. Each selling security holder has represented and warranted to UCN that it acquired the securities subject to this registration statement in the ordinary course of such selling security holder’s business and, at the time of its purchase of such securities such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

UCN has advised each selling security holder that it may not use shares registered on the registration statement of which this prospectus is a part to cover short sales of common stock made prior to the date on which the registration statement shall have been declared effective by the Securities and Exchange Commission. If a selling security holder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling security holders will be responsible to comply with the applicable provisions of the Securities Act of 1933 and Securities Exchange Act of 1934, and the rules and regulations adopted thereunder, including, without limitation, Regulation M, as applicable to such selling security holders in connection with resales of their respective shares under this prospectus.

UCN is required to pay all fees and expenses incident to the registration of the shares, but it will not receive any proceeds from the sale of the common stock. UCN has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

INDEMNIFICATION

Under the certificate of incorporation and bylaws of UCN the board of directors has the authority to indemnify officers and directors to the fullest extent permitted by Delaware law. Further, UCN has separate indemnification agreements with certain of its officers and directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons, or to the extent any of the selling security holders are entitled to indemnification under their agreements with us, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

Certain legal matters relating to the validity of the securities offered by this prospectus will be passed upon for UCN by Parsons Behle & Latimer, Salt Lake City, Utah.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this Prospectus by reference from UCN’s Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of UCN’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and included explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and relating to the restatement discussed in Note 17, and (2) express an adverse opinion on the effectiveness of UCN’s internal control over financial reporting because of material weaknesses). Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering and also between the date of the initial registration statement and prior to effectiveness of the registration statement:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed on April 1, 2008;

•	Our Quarterly Report on Form 10-Q for the interim period ended March 31, 2008 filed on May 12, 2008;

•	Our Current Report on Form 8-K as filed with the SEC May 9, 2008;

•	Our Current report on Form 8-K, as filed with the SEC April 11, 2008;

•	Our Current report on Form 8-K, as filed with the SEC March 14, 2008;

•	Our Current report on Form 8-K, as filed with the SEC February 19, 2008; and

•	The description of our common stock contained in Form 8-A filed on October 24, 2007, and any amendments or reports filed for the purpose of updating such description.

Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the SEC, modifies or supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded. Information that is “furnished to” the SEC in any report shall not be deemed “filed with” the SEC and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

This prospectus is part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference room or website. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information. You may obtain a copy of any of these SEC filings without charge by written or oral request directed to our Corporate Secretary, at UCN, Inc., 7730 So Union Park Avenue, Suite 500, Midvale, UT 84047, telephone (801) 320-3200.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public at the SEC’s website at http://www.sec.gov. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Our website is located at www.ucn.net. The contents of our website are not part of this prospectus and should not be relied upon with respect thereto.